Trading Symbol (TSX): GGC

December 23, 2009

B.D.W. INTERNATIONAL DRILLING INC.	B.D.W. DRILLING MEXICO, S.A. DE C.V.
855, Granada Avenue	Carretera Guadalajara-Morelia #7003-2
Rouyn-Noranda, QC J9Y 1G8	Municipio de Tlajomulco
Canada	México

Attn: Roger Girard	Attn: Roger Girard

Dear Sirs:

Re: Conversion of Debt

When signed by you, this will confirm our agreement in respect of the full and final satisfaction of indebtedness of Genco and our subsidiary, La Guitarra Compañia Minera, S.A. de C.V., to you totalling US$ 1,483,077.01. This indebtedness will be settled by a cash payment and issuance of Genco common shares to you as set out in the following table.

To be settled by….
Cash Payment of US$ 400,402.07			Share Issuance of US$ 941,456.47
Date	Invoice	Amount	Date	Invoice	Amount
04/18/08	2411	$54,100.03	05/02/08	2437	$74,105.00
04/18/08	2412	$41,415.07	05/02/08	2438	$76,803.20
04/21/08	2418	$60,884.68	05/07/08	2443	$52,684.09
04/21/08	2420	$32,311.22	05/07/08	2444	$3,984.66
05/02/08	2429	$78,009.79	05/08/08	2445	$72,366.50
05/02/08	2436	$103,393.28	05/16/08	2450	$30,799.40
05/22/08	2465	$27,939.48	05/22/08	2463	$74,666.90
05/22/08	2468	$2,348.53	05/22/08	2467	$21,795.90
			06/05/08	2490	$85,664.00
			06/18/08	2496	$28,032.50
			07/31/08	2525	$105,454.82
			08/19/08	2570	$62,770.60
			09/09/08	2607	$81,136.90

Suite 550 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2, Canada
Tel: 604-682-2205 Fax: 604-682-2235 www.gencoresorces.com
GGC (Toronto Stock Exchange)

B.D.W. INTERNATIONAL DRILLING
December 18, 2009

To be settled by….
Cash Payment of US$ 400,402.07			Share Issuance of US$ 941,456.47
Date	Invoice	Amount	Date	Invoice	Amount
			09/22/08	2634	$102,847.90
			09/25/08	2648	$13,736.00
			10/21/08	2689	$54,608.10

The cash payment of US$ 400,402.07 shall be paid forthwith upon your signature and return of this agreement to us.

The number of common shares of Genco to be issued to you shall be equal to the Canadian dollar equivalent of US$ 941,456.47 divided by the closing market price, less a discount of 10%, of Genco’s common shares on the Toronto Stock Exchange on the day it seeks approval for this share issuance. We shall apply for such approval within two business days of your signature and return of this agreement to us. The US to Canadian exchange rate to be used to convert this amount into Canadian dollars shall be the nominal noon exchange rate posted on the Bank of Canada website on the date you sign and return this agreement to us.

You have represented and warranted to us that you are not acquiring these shares as a result of any information about our material affairs that is not generally known to the public save knowledge of this particular transaction.

You understand and acknowledge that:

1.

these shares will be distributed on a ‘private placement’ basis and Genco has advised you that it is relying on exemptions (and such distribution is conditional upon the existence of such exemptions or the receipt of such orders, consents and approvals as are necessary to make such distribution exempt) from the requirements to provide you with a prospectus or offering memorandum and to distribute these shares through a person registered to sell securities under applicable Canadian securities legislation and, as a consequence of acquiring securities pursuant to these exemptions

	(a)	certain protections, rights and remedies provided by such securities legislation, including statutory rights of rescission or damages, will not be available to you,

	(b)	information that would otherwise be provided to you under such securities legislation will not be provided, and

	(c)	Genco is relieved from various obligations under such securities legislation that would otherwise apply to it;

2.	no securities commission or similar regulatory authority has reviewed or passed on the merits of these shares and there is no government or other insurance covering them;

B.D.W. INTERNATIONAL DRILLING
December 18, 2009

3.

there are restrictions on your ability to resell these shares, namely, they will subject to restrictions on transfer for a period of four months from issuance and the following legends will be placed upon the certificates representing such shares:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE •. [Date will be the first day after the four month anniversary of issuance]

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”), HOWEVER, THE SAID SECURITIES CAN NOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

4.

there may be material tax consequences to you of the acquisition or disposition of any of these shares, Genco is not giving any opinion nor making any representation with respect to the tax consequences to you thereof, you are solely responsible for obtaining such legal, tax and other advice as is appropriate in connection with this transaction;

5.

Genco has not provided any offering memorandum, prospectus, disclosure statement or registration statement to you but you are aware that information filed by Genco with the various Canadian securities commissions is available on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com, and Genco’s website; and

6.

neither Genco nor any other person has made any oral or written representation that any person will re-sell or re-purchase these shares, or that Genco’s shares will be listed on any exchange or quoted on any quotation and trade reporting system, and neither Genco nor any other person has given any undertaking to you relating to the future value or price of these shares.

You consent to us:

1.	collecting your personal information for the purposes of this Agreement;

2.	retaining the personal information for as long as permitted or required by applicable law; and

3.

providing the personal information to various governmental and regulatory authorities, as may be required by applicable securities laws, stock exchange rules, and the rules of the Investment Industry Regulatory Organization of Canada (IIROC) or to give effect to this agreement.

B.D.W. INTERNATIONAL DRILLING
December 18, 2009

The debt conversion is subject to approval of the Exchange. Please confirm our agreement by signing where indicated below.

Yours truly,

Per:
Wayne R. Moorhouse
CFO

AGREED and CONFIRMED as of the above date.

B.D.W. INTERNATIONAL DRILLING INC.	B.D.W. DRILLING MEXICO, S.A. DE C.V.

Per:	Per:

Roger Girard	Roger Girard